FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic licenses top branded casino games to PartyGaming

6 games to launch in early 2009 with strong revenue growth anticipated

October 20, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, today announced a five-year licensing agreement with PartyGaming Plc, one of the world’s largest online gaming operators.

CryptoLogic will initially provide PartyGaming with a suite of its top branded casino games, which have proven very successful with players and licensees alike. The company expects the games to be launched in the first quarter of 2009, adding significantly to next year’s revenue.

Under the deal, PartyGaming will have the option to add any other CryptoLogic-powered casino games in the future. The agreement was made through WagerLogic Ltd., the wholly-owned subsidiary that licenses CryptoLogic software and services to leading gaming and entertainment brands.

“We are delighted to welcome PartyGaming as our latest partner. This is one of CryptoLogic’s biggest customer wins of the year and an endorsement of the branded games element of our new strategy. It proves that when you combine great innovation and excellent execution, you get expansion,” said Brian Hadfield, CryptoLogic’s President and CEO. “PartyGaming has chosen six CryptoLogic games that represent four different partnerships with world-famous entertainment brands. It is a clear validation of CryptoLogic’s branded gaming strategy — and our success in delivering a superior customer experience.”

PartyGaming represents CryptoLogic’s ninth new customer in 2008, joining an impressive list of established and emerging gaming brands that includes 888.com, Sky Betting and Gaming, Gaming Media Group (The Poker Channel), Maharajah Club, OPoker, Kurastica, Betjacks and Khel Galli.

“PartyGaming and CryptoLogic are two of the biggest names in Internet gaming — and we’re excited to bring some of CryptoLogic’s greatest games to our players for the first time,” said Jim Ryan, PartyGaming’s Chief Executive Officer. “This agreement reflects PartyGaming’s strategy to broaden our product base — and grow our player base — through innovative alliances. Because these games will be great for our players, they will be good for our business.”

Boasting more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today. From popular casual games such as Sudoku, Cubis, and Bejeweled to multi-bonus and multi-jackpot games featuring some of the world’s most famous action and entertainment characters, CryptoLogic has earned rave reviews from industry peers and players alike. In 2008, CryptoLogic earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353) 1 234.0400

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About PartyGaming (www.partygaming.com)

PartyGaming Plc is the world’s largest listed online gaming operator. Founded in 1997, the Group is a constituent of the FTSE 250 share index and the FTSE4Good Index Series, which measures the performance of companies that meet globally recognised corporate responsibility standards. PartyGaming’s shares are listed on the London Stock Exchange under the ticker PRTY. In the year to 31 December 2007, PartyGaming’s continuing operations generated revenues of $476.0m and Clean EBITDA of $111.7m. PartyGaming’s principal brands are PartyPoker.com, one of the world’s largest online poker rooms, EmpirePoker.com, PartyCasino.com, the world’s largest online casino, PartyBingo.com, PartyGammon.com, PartyBets.com, PartyMarkets.com and Gamebookers.com. None of the Group’s sites accept real money customers located in the U.S.

PartyGaming is regulated and licensed by the Government of Gibraltar and by the Alderney Gambling Control Commission, is certified by GamCare as a socially responsible gaming operator and is also a member of the FTSE4Good share indices for the UK and Europe.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.